Form 1 Page 1 Execution Page	UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT	Date filed (MM/DD/YY) 1/29/16	OFFICIAL USE ONLY

Warning: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION ☒ AMENDMENT

1. State the name of the applicant: Miami International Securities Exchange, LLC
2. Provide the applicant's primary street address (Do note use a P.O. Box): 7 Roszel Road, 5th Floor
   Princeton, NJ 08540
3. Provide the applicant's mailing address (if different):
4. Provide the applicant's business telephone and facsimile number:
   Telephone: 609-897-7300; Facsimile: 609-987-2210
5. Provide the name, title and telephone number of a contact employee: Barbara J. Comly, General Counsel,
   Miami International Securities Exchange, LLC (609-897-7300)
6. Provide the name and address of counsel for the applicant:
   Barbara J. Comly, General Counsel
   Miami International Securities Exchange, LLC
   7 Roszel Road, 5th Floor
   Princeton, NJ 08540
7. Provide the date applicant's fiscal year ends: December 31
8. Indicate legal status of applicant: ☐ Corporation ☐ Sole Proprietorship ☐ Partnership
   ☒ Limited Liability Company ☐ Other (specify)

If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):

(a) Date (MM/DD/YY): 9/10/07 (b) State/Country of formation: Delaware

(c) Statute under which applicant was organized: Delaware Limited Liability Company Act, 6 Del. C. 18-1 et seq

SEC Mail Processing Section
FEB 01 2016
Washington DC
404

16018829

EXECUTION: The applicant consents that service of any civil action brought by, or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of, and with the authority of, said applicant. The undersigned and applicant represent that the information and statements contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true, and complete.

Miami International Securities Exchange, LLC

Date: January 29, 2016 By: ______________________
Barbara J. Comly, General Counsel

Subscribed and sworn before me this 29th day of January, 2016.

Jane Sciarra
Notary Public of the State of New Jersey
My Commission Expires October 27, 2019

This page must always be completed in full with original, manual signature and notarization. Affix notary stamp or seal where applicable.



MIAMI INTERNATIONAL SECURITIES EXCHANGE, LLC

Member Application

Firm Name: ____

Application Contact: ____

Title: ____

Tele #: (   ) ________-__________ **Email:** ______________________________

An Applicant for membership on the Miami International Securities Exchange, LLC ("MIAX" or the "Exchange") must complete this Member Application form, including Sections 1 through 5. The completed Membership Application form, including an executed copy of the User Agreement and supplemental materials requested herein, should be sent via email or certified or first class mail to*:

Miami International Securities Exchange, LLC 7 Roszel Road - 5th Floor, Ste. 5A Princeton, NJ 08540 Attention: Member Services 609.897.1479 membership@miaxoptions.com

Application fees will be billed electronically post-approval and are non-refundable.

Persons associated with the Applicant are subject to investigation by the Exchange and may be required to appear in person before the Exchange. The Exchange may also require any person associated with a Member who may possess information relevant to the Applicant's suitability to be a Member to provide information or testimony.

The Exchange will determine whether to approve an application. Written notice of the action of the Exchange, specifying in the case of disapproval of an application the grounds therefore, shall be provided to the Applicant.

If the application process is not completed within six (6) months of the filing of the application form and payment of the appropriate fee, the application shall be deemed to be automatically withdrawn.

**Note*: In accordance with Rule 200(c)(7), Every Applicant must have and maintain membership in another registered options exchange (that is not registered solely under Section 6(g) of the Exchange Act). If such other registered options exchange has not been designated by the Commission, pursuant to Rule 17d-1 under the Exchange Act, to examine Members for compliance with financial responsibility rules *(known as the Designated Examining Authority or "DEA")*, then such Applicant must have and maintain a membership in FINRA.

**Each Applicant must also have and maintain membership with another SRO that has been appointed a Designated Options Examining Authority or "DOEA" in connection with the Multiparty 17d-2 Plan for the examination, surveillance, investigation and enforcement of options related sales practice rules. MIAX will not be offering a DOEA regulatory oversight services to member firms.*

Encrypted electronic filings are advisable for secure personal or financial information.

I. Firm Information

A Member of the Exchange may be a corporation, partnership, limited liability company or sole proprietorship organized under the laws of a jurisdiction of the United States, or such other jurisdiction as the Exchange may approve. Each Member must be a broker-dealer registered pursuant to Section 15 of the Exchange Act and meet the qualifications for a Member in accordance with Rules of the Exchange applicable thereto. Each Member must prepare and maintain financial and other reports required to be filed with the SEC and the Exchange in English and U.S. dollars, and ensure the availability of an individual fluent in English and knowledgeable in securities and financial matters to assist representatives of the Exchange during examinations.

Every Member shall have as the principal purpose of being a Member the conduct of a securities business. Such a purpose shall be deemed to exist if and so long as: (1) the Member has qualified and acts in respect of its business on the Exchange in one or more of the following capacities: (i) a Lead Market Maker; (ii) a Registered Market Maker; or (iii) an Electronic Exchange Member.

a) **Address:**____________________________________

City/State/Zip Code:____________________________

Tele #: (   ) _____-_______; **Fax #:** (   ) _____-_______

b) Is Applicant affiliated with a MIAX Member Firm? Yes:____ No:____

1) If yes, List Member Firm(s): ____________________________

____

____

II. Type of Membership

[Indicate all that apply.]

- ☐ Primary Lead Market Maker Member
- ☐ Lead Market Maker Member
- ☐ Registered Market Maker Member
- ☐ Electronic Exchange Member
  - ☐ Order Flow   Give-Up Clearing #:________________
  - ☐ Clearing #(s): Self-Clearing #:________________

III. Primary Firm Contact(s)

[Attach additional names(s) as needed.]

Registrations Contact:

Name: ______________________________

Title: ______________________________

Email: ______________________________

Technical Contact:

Name: ______________________________

Title: ______________________________

Email: ______________________________

Billing Contact:

Name: ______________________________

Title: ______________________________

Tele #: (   ) ________-__________

Email: ______________________________

Compliance Contact:

Name: ______________________________

Title: ______________________CRD #:__________

Tele #: (   ) ________-__________

Email: ______________________________

Business Contact:

Name: ______________________________

Title: ______________________CRD #:__________

Tele #: (   ) ________-__________

Email: ______________________________

Qualification and Registration of Members and Associated Persons

Each Member or Member organization **must register with the Exchange at least two individuals** acting in one or more of the capacities described in MIAX Rule 203 (a) through (e). The Exchange may waive this requirement if a Member or Member organization demonstrates conclusively that only one individual acting in one or more of the heightened capacities described in MIAX Rule 203 (a) through (e) should be required to register. A Member or Member organization that conducts proprietary trading only and has 25 or fewer registered persons may be required to have one officer or partner who is registered in this capacity

#1) Registered Supervisor of Authorized Person(s) - Series 24, S-14 or S9/10:

Name: ____________________

Title: ____________________

CRD#: ____________________ Tele #: (   ) ______-________

Email: ____________________

#2) Registered Supervisor of Authorized Person(s) - Series 24 or S-14 or S9/10:

Name: ____________________

Title: ____________________

CRD#: ____________________ Tele #: (   ) ______-________

Email: ____________________

Chief Compliance Officer:

Name: ____________________

Title: ____________________

CRD#: ____________________ Tele #: (   ) ______-________

Email: ____________________

Responsible Person:

Name: ____________________

Title: ____________________

CRD#: ____________________ Tele #: (   ) ______-________

Email: ____________________

Financial & Operations Principal (FINOP Series 27):

Name: ____________________

Title: ____________________

CRD#: ____________________ Tele #: (   ) ______-________

Email: ____________________

Pursuant to Exchange Rule 315(d) each Member is required to designate, and identify to the Exchange, a person or persons responsible for implementing and monitoring the day-to-day operations and internal controls of the Member's anti-money laundering program. A Member must provide prompt notice to the Exchange regarding any change in this designation. If applicant is a Member of FINRA, it is required to comply with FINRA Rule 3310. Notification of changes to this designation need not be filed with the Exchange if the Member complies with such FINRA rule.

AML Officer:

Name: ______________________________

Title: ______________________________

CRD#: ______________ Tele #: (   ) ______-______

Email: ______________________________

IV. Regulatory

- ☐ a) Form BD: *current copy.* SEC # 8-: ________ Firm CRD: # ____________
- ☐ b) A list of Self-Regulatory Organizations ("SRO") of which Applicant is a member.
- ☐ c) Applicant's designated examining authority ("DEA").
- ☐ d) A statement indicating whether Applicant is currently, or has been in the last 10 years, the subject of any investigation or disciplinary proceeding conducted by any SRO, or by any federal or state securities or futures regulatory agency or commission, regarding Applicant's activities that are not disclosed on Applicant's Form BD.
  - If so, the statement must include all relevant details, including any sanctions imposed.
- ☐ e) A statement indicating whether any person listed on Schedule A of Applicant's Form BD is currently, or has been in the last 10 years, the subject of any investigation or disciplinary proceeding conducted by any SRO, or by any federal or state securities or futures regulatory agency or commission, regarding Applicant's activities that is not disclosed on a Form U-4 for such individuals.
  - If so, the statement must include all relevant details, including any sanctions imposed.
- ☐ f) If Applicant is not a FINRA member, provide a copy of Form U-4 for those individuals on Schedule A of Applicant's Form BD in those cases where such individuals are subject to Form U-4 reporting.
- ☐ g) A list of authorized trader(s) *(S-7 or S-57 examinations qualified dependent on type of business).*
- ☐ h) A list of persons primarily responsible for supervising trading and/or market making activities, including CRD numbers.
- ☐ i) Associated Person registrant(s) [MIAX Rules 202/203].
- ☐ j) **Procedures:** *current copy*
  1) **MIAX trading activities**
     a. Date of applicant's last examination and a copy of DEA disposition letter related to supervisory trading procedures provided.
  2) **Clearing:** For applicants that propose to clear market maker transactions effected on the Exchange, a copy of Applicant's written procedures for assessing and monitoring potential risks to capital over a specified range of market movements of positions.
  3) **Information Barrier**
  4) **Business Continuity Planning**

V. Organizational Structure

[Please provide the following information.]

☐ a) Type of Organization:

- ☐ Corporation
- ☐ Limited Liability Company
- ☐ Partnership
- ☐ Sole Proprietor

☐ b) State of Organization: __________ Federal Tax ID/SSN: ____- _______________

☐ c) A copy of Applicant's partnership agreement, LLC operating agreement, charter, by-laws or equivalent documents and copies of state filings.

☐ d) An organizational supervisory chart, including the names of Applicant's chief executive officer, chief financial officer, chief operating officer, and chief compliance officer.

☐ e) A listing of the office(s) from which Applicant will conduct its MIAX market making activity.

VI. Business and Operating Information

☐ a) A copy of any contract or agreement with another broker-dealer, a bank, a clearing entity, a service bureau or a similar entity to provide Applicant with services regarding the execution or clearance and settlement of transactions effected on the Exchange *(Ex.: OCC, order routing give-up, etc.)*

☐ b) The OCC member through which Applicant will clear transactions effected on the Exchange (if Applicant is self-clearing, so indicate).

Please provide:

- Error Account Information: ____________________________

☐ c) A brief description of:

- Applicant's **proposed trading activities** on the Exchange, such as whether it will act as a market-maker, enter customer or proprietary orders or conduct block trading activities, etc.
- The manner in which Applicant **receives and sends orders**, such as through electronic proprietary devices, internal order-processing systems or through third-party order routing services.
- If Applicant will be conducting "Other Business Activities", a statement describing such activities.
- If applicable, identify any new procedures that will be implemented for **new types of business** the firm plans to launch.

☐ d) Brokers' Blanket Bond: *If applicable, copy of.*

VII. Financial Disclosure

[Attach response statement(s) as needed.]

- ☐ a) Copy of Applicant's most recent "FOCUS Report" (Form X-17A-5) filed with the SEC pursuant to Rule 17a-5 under the Exchange Act *(the most current Parts I, II, and IIA, as applicable).*
- ☐ b) Applicant's financial Balance Sheet, *current copy.*
- ☐ c) A Financial Reporting Declaration Statement from Applicant's CFO regarding the content in (**b**) above.
- ☐ d) Name, address and contact information for Applicant's independent public accountant.
- ☐ e) If any other person will guarantee the transactions Applicant will effect on the Exchange, attach a statement indicating the name of the guarantor and the nature of the guarantee.
- ☐ f) The source and amount of Applicant's capital to support its market making activities on the Exchange, and the source of any additional capital that may become necessary.
- ☐ g) If Applicant intends to raise additional capital to finance its business on the Exchange, attach a statement indicating the source and amount of such capital.
- ☐ h) Debt(s) to Exchanges and/or Exchange Members *(verbal and written).*
- ☐ i) Does the organization owe any monies to MIAX, another national securities exchange, a national securities association, a national futures association, or a commodities exchange that are overdue *(including but not limited to any overdue fees, charges, dues, assessments, fines or other amounts)*?
  - ☐ Yes:_____ No:_____
  - ☐ If yes, to whom: ____________________ Amount: $_______________
- ☐ j) Have satisfactory arrangements been made to repay this debt?
  - ☐ Yes:_____ No:_____
  - ☐ If yes, to whom: ____________________ Amount: $_______________
  - ☐ Describe: (Attach statement)
- ☐ k) Does the organization owe any monies to any MIAX Permit Holder, or any member of another national securities exchange, a national securities association, a national futures association, or a commodities exchange?
  - ☐ Yes:_____ No:_____
  - ☐ If yes, to whom: ____________________ Amount: $_______________
  - ☐ Describe: (Attach statement)
- ☐ l) Have satisfactory arrangements been made to repay this debt?
  - ☐ Yes:_____ No:_____
  - ☐ If yes, to whom: ____________________ Amount: $_______________
  - ☐ Describe: (Attach statement)

VIII. Attestation, Consent to Jurisdiction and Authorization of Membership

Applicant-Firm: ____

a) The Applicant agrees that it will abide by the Bylaws and Rules of the Exchange as amended from time to time, and by all circulars, notices, directives or decisions the Exchange adopts pursuant to or made in accordance with its Rules.

b) The Applicant agrees to submit to the jurisdiction of the Exchange [MIAX Rules 1000, 200(f)] in matters related to conducting of business on and access to the Exchange including rulings, orders, decisions, directives, investigations, disciplinary actions, prohibitions, limitations, penalties, and arbitrations, subject to right of appeal or review as provided by law.

c) The Applicant may be the subject of an investigative and/or background checks, and therefore authorizes any Self-Regulatory Organization ("SRO"), Commodities Exchange, former employer and other persons to furnish to the Exchange, upon its request, any information that such person or entity may have concerning the character, ability, business activities, reputation and employment history of Applicant or its associated persons, and releases such person or entity from any and all liability in furnishing such information to the Exchange.

d) The Applicant authorizes the Exchange to make available to any governmental agency, SRO, commodities exchange or similar entity, any information the Exchange may have concerning Applicant or its associated persons, and releases the Exchange from any and all liability in furnishing such information.

e) The Applicant agrees to pay all dues, fees, assessments, and other charges in the manner and amount as shall from time to time be fixed by the exchange.

f) The Applicant certifies that all associated persons required to be fingerprinted have been fingerprinted and affirms that it is not associated with a person subject to a statutory disqualification, unless such individual's association is approved by a SRO.

g) The undersigned represents that all the information contained in the Membership Application Form and supplemental materials it has submitted to the Exchange is true, complete and accurate and may be verified by investigation.

h) The Applicant agrees to promptly update its application materials if any of the information provided is or becomes inaccurate or incomplete after the date of submission of its application to the Exchange and prior to its approval.

i) As a condition of membership, the Applicant agrees to notify the Exchange of any substantive change(s) to its association with the member or affiliated firm, including but not limited to, statutory disqualification, censure, a cease and desist order, refusal of registration, expulsion, or other disciplinary action, suspension, investigation, arbitration or litigation related to material allegation(s) of violation(s) of securities or commodities law or regulation, bankruptcy or contempt proceeding, injunction or civil judgment or conviction(s), change in control status or any other pertinent circumstance under the provisions of the Security Act of 1934.

j) The undersigned attests that he/she is authorized on behalf of Applicant-Firm to make this application to Miami International Securities Exchange, LLC ("MIAX" or "Exchange").

By: ______________________________
(Print Name)

____
(Print Title)

____
(Signature)

____
(Date)

DEFINITIONS

For purposes of this application, the following terms shall have the following meanings:

1. **Applicant** - the Person applying to become a Member of MIAX in the capacity of either Electronic Exchange Member ("EEM"), Lead Market Maker or Registered Market Maker (collectively "Market Makers" or "MMs"), or the Member amending this form.

2. **Associated Person** - any partner, officer, director, or branch manager of a Member (or any person occupying a similar status or performing similar functions), any person directly or indirectly controlling, controlled by, or under common control with a Member, or any employee of a Member.

3. **Authorized Individual** - a person authorized to submit orders to MIAX on behalf of Sponsored Participant. As used in this Agreement, the requirement that a Sponsored Participant "comply with MIAX Rules" or "act in compliance with MIAX Rules" (or such other similar phrases) shall mean that Sponsored Participant shall comply with MIAX Rules as if it were a MIAX Member.

4. **Central Registration Depository ("Web CRD®")** - a centralized electronic registration system maintained by FINRA which provides information on registered representatives and principals for members of participant organizations. This database contains employment history, exam scores, licensing information, disciplinary actions, fingerprint results, and other related registration information.

5. **Control** - the power to exercise a controlling influence over the management or policies of a person, unless such power is solely the result of an official position with such person. Any person who owns beneficially, directly or indirectly, more than 20% of the voting power in the election of directors of a corporation, or more than 25% of the voting power in the election of directors of any other corporation which directly or through one or more affiliates owns beneficially more than 25% of the voting power in the election of directors of such corporation, shall be presumed to control such corporation.

6. **Designated Examining Authority ("DEA")** - the SEC will designate one SRO to be a broker-dealer's examining authority, when the broker-dealer is a member of more than one SRO. Every broker-dealer is assigned a DEA, who will examine the broker-dealer for compliance with financial responsibility rules. The SEC will make the DEA assignment based on the SRO examination program and the broker-dealer's primary business location.

7. **Designated Options Examining Authority ("DOEA")** - DOEAs (currently FINRA and CBOE) have been appointed pursuant to the Multiparty 17d-2 Plan for the examination, surveillance, investigation and enforcement of options related sales practice rules. The DOEAs are responsible for enforcing the rules of the option exchange participants set forth in Exhibit A of the Plan, conducting options-related sales practice examinations, and investigating options-related complaints and terminations for cause of associated persons.

8. **Electronic Exchange Member** - a Member that holds a valid Trading Permit, who is not a market maker and is registered with the Exchange pursuant to Chapter II of the MIAX Rules for the purposes of participating in trading on the Exchange.

9. **Financial Arrangement** - 1) the direct financing of a Member's dealings upon the Exchange, or 2) any direct equity investment or profit sharing arrangement, or 3) any consideration over the amount of $5,000.00 including, but not limited to, gifts, loans, annual salaries or bonuses.

10. **Lead Market Maker** - a Member that holds a valid Trading Permit and is registered with the Exchange for the purpose of making markets in securities traded on the Exchange and that is vested with the rights and responsibilities specified in Chapter VI of the MIAX Rules with respect to Lead Market Makers.

11. **Registered Market Maker** - a Member that holds a valid Trading Permit and is registered with the Exchange for the purpose of making markets in securities traded on the Exchange and that is vested with the rights and responsibilities specified in Chapter VI of the MIAX Rules with respect to Registered Market Makers.

12. **Member** - a corporation, partnership, limited liability company or sole proprietorship that is registered with the Exchange pursuant to Chapter II of the MIAX Rules for the purposes of transacting business on the Exchange in one or more of the following capacities: (i) a "Lead Market Maker," (ii) a "Registered Market Maker," or (iii) an "Electronic Exchange Member."

13. **MIAX** - the Miami International Securities Exchange, LLC.

14. **Person** – a natural person, corporation, partnership, limited liability company, association, joint Securities company, trustee of a trust fund, or any organized group of persons whether incorporated or not.

15. **Registered Options Trader** ("ROT") – Per MIAX Rule 601(b)(1), ROTs may be: (i) individual Members registered with the Exchange as Market Makers, or (ii) officers, partners, employees or associated persons of Members that are registered with the Exchange as Market Makers.

16. **Responsible Person** - an individual designated by an organization that is the holder of a Trading Permit to represent the organization with respect to that Trading Permit in all matters relating to the Exchange. The Responsible Person must be a United States-based officer, director or management-level employee of the Trading Permit holder, who is responsible for the direct supervision and control of Associated Persons of that Trading Permit holder.

17. **Self-Regulatory Organization ("SRO")** - each exchange or national securities association is an SRO. Each SRO must have rules that provide for the expulsion, suspension and other discipline of member Broker-Dealers for conduct inconsistent with just and equitable principles of trade.

18. **Sponsored Participant** - a person or entity (e.g., a customer, another Member or a non-member broker-dealer) that has entered into an arrangement with a MIAX Member ("Sponsoring Member") whereby the Sponsoring Member provides access to the Exchange or otherwise allows such person or entity to route its orders to the Exchange using the Member's market participant identifier ("MPID").


MIAX Options®

Miami International Securities Exchange, LLC

Attestation, Consent to Jurisdiction and Authorization of Associated Person Membership

Firm: ______________________________ CRD#: ______________

a) The Applicant agrees that he/she will abide by the Bylaws and Rules of the Exchange as amended from time to time, and by all circulars, notices, directives or decisions the Exchange adopts pursuant to or made in accordance with its Rules.

b) The Applicant agrees to submit to the jurisdiction of the Exchange [MIAX Rules 1000, 200(f)] in matters related to conducting of business on and access to the Exchange including rulings, orders, decisions, directives, investigations, disciplinary actions, prohibitions, limitations, penalties, and arbitrations, subject to right of appeal or review as provided by law.

c) The Applicant may be the subject of an investigative and/or background checks, and therefore; authorizes any Self-Regulatory Organization ("SRO"), Commodities Exchange, former employer and other persons to furnish to the Exchange, upon its request, any information that such person or entity may have concerning the character, ability, business activities, reputation and employment history of Applicant or its associated persons, and releases such person or entity from any and all liability in furnishing such information to the Exchange.

d) The Applicant authorizes the Exchange to make available to any governmental agency, SRO, commodities exchange or similar entity, any information the Exchange may have concerning Applicant or his/her associated persons, and releases the Exchange from any and all liability in furnishing such information.

e) The Applicant agrees to pay all dues, fees, assessments, and other charges in the manner and amount as shall from time to time be fixed by the Exchange.

f) The Applicant certifies that all associated persons who are required to be fingerprinted have been fingerprinted and affirms that it is not associated with a person subject to a statutory disqualification, unless such individual's association is approved by a SRO.

g) The undersigned represents that all the information contained in the Membership Application Form and supplemental materials it has submitted to the Exchange is true, complete and accurate and may be verified by investigation.

h) The Applicant agrees to promptly update its application materials if any of the information provided is or becomes inaccurate or incomplete after the date of submission of its application to the Exchange and prior to its approval.

i) As a condition of membership, the Applicant agrees to notify the Exchange of any substantive change(s) to its association with the member or affiliated firm, including but not limited to, statutory disqualification, censure, a cease and desist order, refusal of registration, expulsion, or other disciplinary action, suspension, termination of employment, investigation, arbitration or litigation related to material allegation(s) of violation(s) of securities or commodities law or regulation, bankruptcy or contempt proceeding, injunction or civil judgment or conviction(s), change in control status or any other pertinent employment circumstance under the provisions of the Security Act of 1934.

j) The undersigned attests that he/she is authorized on behalf of the Applicant-Firm to make this application to Miami International Securities Exchange, LLC ("MIAX" or "Exchange").

Signed: ______________________________ ______________________________

(Print Name)

Title: ______________________________ Date: ______________________________


MIAX Options®

MIAMI INTERNATIONAL SECURITIES EXCHANGE, LLC

Attestation, Consent to Jurisdiction and Authorization of Associated Person Membership

Associated Person: ______________________ CRD#: ____________

Firm: ______________________ CRD#: ____________

a) The Applicant agrees that he/she will abide by the Bylaws and Rules of the Exchange as amended from time to time, and by all circulars, notices, directives or decisions the Exchange adopts pursuant to or made in accordance with its Rules.

b) The Applicant agrees to submit to the jurisdiction of the Exchange [MIAX Rules 1000, 200(f)] in matters related to conducting of business on and access to the Exchange including rulings, orders, decisions, directives, investigations, disciplinary actions, prohibitions, limitations, penalties, and arbitrations, subject to right of appeal or review as provided by law.

c) The Applicant may be the subject of an investigative and/or background checks, and therefore; authorizes any Self-Regulatory Organization ("SRO"), Commodities Exchange, former employer and other persons to furnish to the Exchange, upon its request, any information that such person or entity may have concerning the character, ability, business activities, reputation and employment history of Applicant or its associated persons, and releases such person or entity from any and all liability in furnishing such information to the Exchange.

d) The Applicant authorizes the Exchange to make available to any governmental agency, SRO, commodities exchange or similar entity, any information the Exchange may have concerning Applicant or his/her associated persons, and releases the Exchange from any and all liability in furnishing such information.

e) The Applicant agrees to pay all dues, fees, assessments, and other charges in the manner and amount as shall from time to time be fixed by the Exchange.

f) The Applicant certifies that he/she has been fingerprinted and affirms that he/she is not associated with a person subject to a statutory disqualification, unless such individual's association is approved by a SRO.

g) The undersigned represents that all the information contained in the Membership Application Form and supplemental materials he/she has submitted to the Exchange is true, complete and accurate and may be verified by investigation.

h) The Applicant agrees to promptly update his/her application materials if any of the information provided is or becomes inaccurate or incomplete after the date of submission of his/her application to the Exchange and prior to its approval.

i) As a condition of membership, the Applicant agrees to notify the Exchange of any substantive change(s) to his/her association with the member or affiliated firm, including but not limited to, statutory disqualification, censure, a cease and desist order, refusal of registration, expulsion, or other disciplinary action, suspension, termination of employment, investigation, arbitration or litigation related to material allegation(s) of violation(s) of securities or commodities law or regulation, bankruptcy or contempt proceeding, injunction or civil judgment or conviction(s), change in control status or any other pertinent employment circumstance under the provisions of the Security Act of 1934.

j) The undersigned attests that he/she is authorized on behalf of Applicant-Firm to make this application to Miami International Securities Exchange, LLC ("MIAX" or "Exchange").

Signed: ______________________ ______________________
(Print Name)

Title: ______________________ Date: ______________________


MIAX Options®

MIAMI INTERNATIONAL SECURITIES EXCHANGE, LLC

Amendment to the Member Application

Firm Name: ______________________________

Application Contact: ______________________________

Title: ______________________________

Tele #: ( ) ______-________ **Email:** ______________________________

A firm applying for a change in membership on the Miami International Securities Exchange, LLC ("MIAX" or the "Exchange") must complete this Amendment to Member Application form, including all supplemental materials requested herein.

Persons associated with the Applicant are subject to investigation by the Exchange and may be required to appear in person before the Exchange. The Exchange may also require any person associated with a Member who may possess information relevant to the Applicant's suitability to be a Member to provide information or testimony.

The Exchange will determine whether to approve an amended application. Written notice of the action of the Exchange, specifying in the case of disapproval of an application the grounds therefore, shall be provided to the Applicant.

**Note*: In accordance with Rule 200(c)(7), Every Applicant must have and maintain membership in another registered options exchange (that is not registered solely under Section 6(g) of the Exchange Act). If such other registered options exchange has not been designated by the Commission, pursuant to Rule 17d-1 under the Exchange Act, to examine Members for compliance with financial responsibility rules *(known as the Designated Examining Authority or "DEA")*, then such Applicant must have and maintain a membership in FINRA.

**Each Applicant must also have and maintain membership with another SRO that has been appointed a Designated Options Examining Authority or "DOEA" in connection with the Multiparty 17d-2 Plan for the examination, surveillance, investigation and enforcement of options related sales practice rules. MIAX will not be offering a DOEA regulatory oversight services to member firms.*

I. Firm Information

a) **Address:** ______________________________
City/State/Zip Code: ______________________________
Tele #: ( ) ______-________; **Fax #:** ( ) ______-________

b) Is Applicant affiliated with a MIAX Member Firm? Yes:____ No:____

If yes, List Member Firm(s): ______________________________

____

____

c) Is Applicant requesting a reinstatement of its MIAX membership? Yes:____ No:____

II. Change of Membership Type

☐ **MIAX**

[Indicate all that apply.]

- ☐ Primary Lead Market Maker Member
- ☐ Lead Market Maker Member
- ☐ Registered Market Maker Member
- ☐ Electronic Exchange Member
  - ☐ Order Flow
  - ☐ Clearing: Self #(s): __________ or Agreement with #(s): _________

Trading Categories:

- ☐ Proprietary Trader
- ☐ Transact Business with the Public

Other: ____

Other *[Please describe (i.e. name or other non-substantive change).]*

____

____

____

The undersigned member firm affirms that such change as described above shall be made valid as if it was included in the original Application and binds all previously executed agreements with the Exchange to be in force and effect. No other terms or conditions of the original Application shall be negated or changed as a result of this stated change.

AFFIRMATION

There have been no other substantive or material changes to the Application previously filed with the Exchange unless as noted below.

By: ______________________________
(Print Name)

____
(Print Title)

____
(Signature)

____
(Date)

Primary Firm Contact(s)	___ No material change.	___ As Noted.
Regulatory	___ No material change.	___ As Noted.
Organizational Structure	___ No material change.	___ As Noted.
Business and Operating Information	___ No material change.	___ As Noted.
Financial Disclosure:	___ No material change.	___ As Noted.

To the extent there have been substantive or material changes to the filings previously made by the Member Firm to the Exchange, please file supplemental documentation as needed.

III. Primary Firm Contact(s)

Attach additional names(s) as needed.

Registrations Contact:

Name: ______________________

Title: ______________________

Email: ______________________

Technical Contact:

Name: ______________________

Title: ______________________

Email: ______________________

Billing Contact:

Name: ______________________

Title: ______________________

Tele #: ( ) ________-__________

Email: ______________________

Compliance Contact:

Name: ______________________

Title: ______________________CRD #:______________

Tele #: ( ) ________-__________

Email: ______________________

Trading Business Contact:

Name: ______________________

Title: ______________________CRD #:______________

Tele #: ( ) ________-__________

Email: ______________________

Qualification and Registration of Members and Associated Persons

Each Member or Member organization **must register with the Exchange at least two individuals** acting in one or more of the capacities described in MIAX Rule 203 (a) through (e). The Exchange may waive this requirement if a Member or Member organization demonstrates conclusively that only one individual acting in one or more of the heightened capacities described in MIAX Rule 203 (a) through (e) should be required to register. A Member or Member organization that conducts proprietary trading only and has 25 or fewer registered persons may be required to have one officer or partner who is registered in this capacity

#1) Registered Supervisor of Authorized Person(s) - Series 24, S-14 or S9/10:

Name: ______________________________

Title: ______________________________

CRD#: ______________________ Tele #: ( ) _______-_________

Email: ______________________________

#2) Registered Supervisor of Authorized Person(s) - Series 24 or S-14 or S9/10:

Name: ______________________________

Title: ______________________________

CRD#: ______________________ Tele #: ( ) _______-_________

Email: ______________________________

Chief Compliance Officer:

Name: ______________________________

Title: ______________________________

CRD#: ______________________ Tele #: ( ) _______-_________

Email: ______________________________

Responsible Person:

Name: ______________________________

Title: ______________________________

CRD#: ______________________ Tele #: ( ) _______-_________

Email: ______________________________

Financial & Operations Principal (FINOP Series 27):

Name: ______________________________

Title: ______________________________

CRD#: ______________________ Tele #: ( ) _______-_________

Email: ______________________________

Pursuant to Exchange Rule 315(d) each Member is required to designate, and identify to the Exchange, a person or persons responsible for implementing and monitoring the day-to-day operations and internal controls of the Member's anti-money laundering program. A Member must provide prompt notice to the Exchange regarding any change in this designation. If applicant is a Member of FINRA, it is required to comply with FINRA Rule 3310. Notification of changes to this designation need not be filed with the Exchange if the Member complies with such FINRA rule.

AML Officer:

Name: ______________________________

Title: ______________________________

CRD#: ____________________ Tele #: ( ) ______-________

Email: ______________________________

IV. Regulatory

- ☐ a) Form BD: *current copy.*
- ☐ b) A list of Self-Regulatory Organizations ("SRO") of which Applicant is a member.
- ☐ c) Applicant's designated examining authority ("DEA").
- ☐ d) A statement indicating whether Applicant is currently, or has been in the last 10 years, the subject of any investigation or disciplinary proceeding conducted by any SRO, or by any federal or state securities or futures regulatory agency or commission, regarding Applicant's activities that are not disclosed on Applicant's Form BD.
  - If so, the statement must include all relevant details, including any sanctions imposed.
- ☐ e) A statement indicating whether any person listed on Schedule A of Applicant's Form BD is currently, or has been in the last 10 years, the subject of any investigation or disciplinary proceeding conducted by any SRO, or by any federal or state securities or futures regulatory agency or commission, regarding Applicant's activities that is not disclosed on a Form U-4 for such individuals.
  - If so, the statement must include all relevant details, including any sanctions imposed.
- ☐ f) If Applicant is not a FINRA member, provide a copy of Form U-4 for those individuals on Schedule A of Applicant's Form BD in those cases where such individuals are subject to Form U-4 reporting.
- ☐ g) A list of authorized trader(s) *(S-7 or S-57 examinations qualified dependent on type of business).*
- ☐ h) A list of persons primarily responsible for supervising trading and/or market making activities, including CRD numbers.
- ☐ i) Associated Person registrant(s) [MIAX Rules 202/203].
- ☐ j) **Procedures:** *current copy*
  1) **MIAX trading activities**
     a. Date of applicant's last examination and a copy of DEA disposition letter related to supervisory trading procedures provided.
  2) **Clearing:** For applicants that propose to clear market maker transactions effected on the Exchange, a copy of Applicant's written procedures for assessing and monitoring potential risks to capital over a specified range of market movements of positions.
  3) **Information Barrier**
  4) **Business Continuity Planning**

V. Organizational Structure

[Please provide the following information.]

☐ a) Type of Organization:
- ☐ Corporation
- ☐ Partnership
- ☐ Limited Liability Company
- ☐ Sole Proprietor

☐ b) State of Organization: __________ Federal Tax ID/SSN: ____- ______________

☐ c) A copy of Applicant's partnership agreement, LLC operating agreement, charter, by-laws or equivalent documents and copies of state filings.

☐ d) An organizational supervisory chart, including the names of Applicant's chief executive officer, chief financial officer, chief operating officer, and chief compliance officer.

☐ e) A listing of the office(s) from which Applicant will conduct its MIAX market making activity.

VI. Business and Operating Information

☐ a) A copy of any contract or agreement with another broker-dealer, a bank, a clearing entity, a service bureau or a similar entity to provide Applicant with services regarding the execution or clearance and settlement of transactions effected on the Exchange *(Ex.: OCC, order routing give-up, etc.)*

☐ b) The OCC member through which Applicant will clear transactions effected on the Exchange (if Applicant is self-clearing, so indicate).

Please provide:
- Error Account Information: ____________________________

☐ c) A brief description of:
- Applicant's **proposed trading activities** on the Exchange, such as whether it will act as a market-maker, enter customer or proprietary orders or conduct block trading activities, etc.
- The manner in which Applicant **receives and sends orders**, such as through electronic proprietary devices, internal order-processing systems or through third-party order routing services.
- If Applicant will be conducting "Other Business Activities", a statement describing such activities.
- If applicable, identify any new procedures that will be implemented for **new types of business** the firm plans to launch.

☐ d) Brokers' Blanket Bond: *If applicable, copy of.*

VII. Financial Disclosure

[Attach response statement(s) as needed.]

- ☐ a) Copy of Applicant's most recent "FOCUS Report" (Form X-17A-5) filed with the SEC pursuant to Rule 17a-5 under the Exchange Act *(the most current Parts I, II, and IIA, as applicable).*
- ☐ b) Applicant's financial Balance Sheet, *current copy.*
- ☐ c) A Financial Reporting Declaration Statement from Applicant's CFO regarding the content in (b) above.
- ☐ d) Name, address and contact information for Applicant's independent public accountant.
- ☐ e) If any other person will guarantee the transactions Applicant will effect on the Exchange, attach a statement indicating the name of the guarantor and the nature of the guarantee.
- ☐ f) The source and amount of Applicant's capital to support its market making activities on the Exchange, and the source of any additional capital that may become necessary.
- ☐ g) If Applicant intends to raise additional capital to finance its business on the Exchange, attach a statement indicating the source and amount of such capital.
- ☐ h) Debt(s) to Exchanges and/or Exchange Members *(verbal and written).*
- ☐ i) Does the organization owe any monies to MIAX, another national securities exchange, a national securities association, a national futures association, or a commodities exchange that are overdue *(including but not limited to any overdue fees, charges, dues, assessments, fines or other amounts)*?
  - ☐ Yes:_____ No:_____
  - ☐ If yes, to whom: ____________________________ Amount: $________________
- ☐ j) Have satisfactory arrangements been made to repay this debt?
  - ☐ Yes:_____ No:_____
  - ☐ If yes, to whom: ____________________________ Amount: $________________
  - ☐ Describe: (Attach statement)
- ☐ k) Does the organization owe any monies to any MIAX Permit Holder, or any member of another national securities exchange, a national securities association, a national futures association, or a commodities exchange?
  - ☐ Yes:_____ No:_____
  - ☐ If yes, to whom: ____________________________ Amount: $________________
  - ☐ Describe: (Attach statement)
- ☐ l) Have satisfactory arrangements been made to repay this debt?
  - ☐ Yes:_____ No:_____
  - ☐ If yes, to whom: ____________________________ Amount: $________________
  - ☐ Describe: (Attach statement)


MIAX Options®

MIAMI INTERNATIONAL SECURITIES EXCHANGE, LLC

Extranet Connection Agreement

This Extranet Connection Agreement ("Agreement") is executed and entered into as of the date last signed ("Effective Date") by and between Miami International Securities Exchange, LLC, a Delaware limited liability company with its principal place of business at 7 Roszel Road, Fifth Floor, Princeton, New Jersey 08540 ("MIAX" or the "Exchange"), and the extranet provider, as identified below (the "Extranet").

WHEREAS, the Extranet provides certain network connectivity between and among its customers, some of whom desire information and data ("Information") from the Exchange ("Customers"), and the Extranet desires to provide connectivity to the Exchange to those Customers;

WHEREAS, the Exchange provides certain services to its customers and is willing to provide the Extranet with connectivity to the Exchange as a means to provide connectivity into the Exchange to Customers.

NOW, THEREFORE, in consideration of the mutual promises set forth herein, and other good and valuable consideration, the receipt of which is hereby acknowledged, the parties agree as follows:

1. <u>Provision of Connectivity</u>.

(a) The Exchange shall provide the Extranet with a network connection into the Exchange's network (the "Exchange Network") in order to connect Customers to the Exchange (the "Connection"), as permitted in this Agreement or in the Exchange Requirements. "Exchange Requirements" shall mean (i) the applicable rules, regulations, interpretations, decisions, opinions, orders and other requirements of the SEC; (ii) the applicable rules and regulations of the Exchange; (iii) the Exchange's applicable decisions, policies, interpretations, operating procedures, specifications, requirements, and other documentation (including, but not limited to, user guides); and (iv) the successors, as they may exist at the time, of the components of the Exchange Requirements. The Exchange will use commercially reasonable efforts to provide the Extranet with reasonable advance notice of any changes to the Exchange's decisions, policies, operating procedures, requirements, and other documentation (including, but not limited to, user guides). The Extranet warrants that it is, will continue to be during the term of this Agreement, and will only use the Connection in compliance with the Agreement and the Exchange Requirements.

(b) The Extranet shall only provide, or cause or permit to be provided, connectivity to the Exchange to a Customer who, at the time of the provision of the connectivity, is of a type qualified (as set forth in the Exchange Requirements) to receive Information from the Exchange. The

Extranet agrees that the Exchange may have different qualification requirements for different types of Customers. Upon an inquiry from the Extranet, the Exchange shall undertake reasonable efforts to promptly notify the Extranet whether a potential or actual Customer is eligible to receive Information from the Exchange and the types of Information for which the Customer is eligible. Such inquiries from the Extranet shall only be generated if actual or potential Customer inquiries of the Extranet as to the type of Information for which it is eligible. BY EXECUTING THIS AGREEMENT, THE EXCHANGE DOES NOT GUARANTEE THE PROVISION OF ANY INFORMATION TO THE EXTRANET OR TO ANY CUSTOMERS. THE PROVISION OF SOME INFORMATION DOES NOT SIGNIFY THAT OTHER INFORMATION WILL BE PROVIDED.

(c) The Extranet shall have access to the Exchange Network through the MIAX Express Network Interface ("MENI") in order to provide Customers with access to MIAX and/or its data feeds. MENI may be accessed to: (1) receive MIAX Data feeds (the "Feeds") and to distribute the Feeds to Customers; and (2) provide Customers with network connectivity services in order to access or receive information from the MENI. A Customer authorized to receive services under (1) and (2) is a Customer of the Extranet that: (x) has entered into an effective and current participant agreement and/or market data recipient agreement with MIAX; and (y) MIAX has approved to connect to MIAX via connectivity supplied by Extranet or to receive MIAX data transmitted through the Extranet. Any Customer of the Extranet that is not so authorized is referred to herein as an Unauthorized Customer. In order for a Customer to be approved to receive services under (1) or (2), the Extranet must submit a request to MIAX at TradingOperations@MIAXOptions.com that includes the name and contact information of the party to whom connectivity will be provided. MIAX will typically approve or reject a request within two (2) business days, but is under no obligation to respond within that time frame. Where a request is rejected by MIAX, the Extranet may not provide the applicable party with connectivity to MIAX. In the event the Extranet provides an Unauthorized Customer with access to MIAX and/or the Feeds ("Unauthorized Access") the Extranet shall be in breach of this Agreement and shall be liable to MIAX for any payments that should have been made to MIAX by the Unauthorized Customer for services. The Extranet shall maintain, keep current, and provide to MIAX monthly (pursuant to Section 4) and upon request, a list of Authorized Extranet Customers to whom the Extranet provides either or both of the services under (1) and (2) above.

2. <u>Fees</u>. The Extranet will pay to the Exchange the then effective charges as set forth in the Exchange Requirements (as those charges may be changed from time to time), including interest and late fees and/or penalties (collectively, "Fees"). The Fees are subject to modification by the Exchange at any time, without prior notice to the Extranet.

3. Use of Connection.

(a) The Extranet shall take reasonable security precautions to prevent unauthorized individuals or entities from gaining access to the Connection and Information. The Extranet shall comply with all reasonable security specifications or requirements of the Exchange in order to prevent the Connection and the Information from being improperly used or accessed or from being improperly taken. The Extranet shall not provide Customers with access to the Exchange or the Information, without the Exchange's prior written consent. If the Extranet nevertheless does provide such access without the Exchange's prior written consent, the Extranet shall be liable to the Exchange, as set forth in Section 2, for Fees, which would otherwise be due the Exchange from

such unauthorized Customers for receipt of goods and services, including, but not limited to, Information from the Exchange. If the Extranet becomes aware of a potential unauthorized use or access by a Customer, the Extranet shall notify the Exchange immediately of such use.

(b) The Extranet acknowledges that it has no rights in or to the Information, except for the right to transmit the Information to the degree permitted under this Agreement and the agreement between the Exchange and a Customer, to the extent such Customer may be qualified to receive Information as set forth in Section 1(b). The Extranet acknowledges and agrees that the Exchange has (i) proprietary rights in the information and data that originates on, derives from or relates to the Exchange, in the information and data that relates to individuals and entities that are regulated by the Exchange, and in the information and data that relates to activities that are regulated or operated by the Exchange, and (ii) compilation or other rights in information and data gathered from other sources. All Information, including without limitation any and all intellectual property rights inherent therein or appurtenant thereto, shall, as between the parties, be and remain the sole and exclusive property of the Exchange. The Extranet shall not, by act or omission, diminish or impair in any manner the acquisition, maintenance, and full enjoyment by the Exchange, its licensees, transferees and assignees, of the proprietary rights of the Exchange in the Information and the Exchange's networks and system. The Extranet acknowledges and agrees that individuals and entities that provide information, goods and services to the Exchange may have exclusive proprietary rights in their respective information and data. Such information, goods and services shall be included in the definition of Information.

(c) The Extranet agrees (i) not to format, display, access (except to the degree reasonably necessary to maintain the security of the Extranet's network and not otherwise in violation of this Agreement) or alter the Information received through and from the Connection; (ii) not to affect the integrity of the Information; and (iii) not to render the Information inaccurate, unfair, uninformative, fictitious, misleading, or discriminatory. The Extranet shall make proper provisions to ensure adequate bandwidth and redundancy throughout its networks to ensure that all Extranet Customers are provided with an adequate level of service so as to not affect the integrity of the Information and not render the Information inaccurate, unfair, uninformative, fictitious, misleading, or discriminatory. The Extranet represents that it will not interfere with or adversely affect any of the component parts or processes of the Information, the Connection or the Exchange's systems, or any use thereof by any other authorized individuals or entities, or the distribution or operation of the Information, the Connection or the Exchange's systems.

(d) If any Customer fails to comply with any of the conditions, terms or provisions of this Agreement applicable to Customers, of any agreement between a Customer and the Exchange and/or the Extranet for the access to the Exchange and/or the Information, or any other agreement between a Customer and the Exchange, and Customer has failed to cure such non-compliance within the cure period, if any, set forth in the applicable agreement, or if a Customer has made any representation in any such agreements which was or has become untrue, then the Extranet shall, within five (5) business days after receipt of notice from the Exchange of such failure or untruth, cease providing access to the Exchange and to the Information to such Customer and shall, within seven (7) business days following the receipt of such notice, confirm such cessation by notice to the Exchange.

4. Monthly Reporting. Each month, the Extranet shall provide the Exchange with a report that consists of the names of Customers, the location of each Customer Premises Equipment ("CPE") Configurations for each Customer, as well as the type of service being provided to each Customer (i.e., FIX, ToM feed, AIS feed, ToM retransmission, AIS retransmission, etc.) (a "Report"). Such reporting shall occur within five (5) days of the end of the applicable month. Upon the initiation of services by the Extranet to a Customer or any update to services, the Extranet shall deliver a completed Schedule A to this Agreement.

5. Customers; Audit.

(a) During regular business hours, the Exchange may cause the Extranet's (i) records, (ii) reports and payments to the Exchange, and (iii) the Extranet's system and service (and all instruments and apparatus used in connection therewith), to the extent such systems and services relate to the provision of Information to Customers, to be reviewed by the Exchange personnel and/or auditors of the Exchange's choice. The review shall be scheduled upon reasonable notice to the Extranet, depending upon the circumstances and conducted in locations where the Extranet's records are kept or where the Extranet's system is located. In addition to or in lieu thereof, the Extranet shall provide the Exchange promptly with information or materials in response to any request for information. The Extranet shall make available for examination all records, reports, payments, and supporting documentation, and the Extranet's system and service necessary in the judgment of the Exchange audit personnel to reach a conclusion as to the accuracy and completeness of: (i) the Extranet's Reports to the Exchange, (ii) the payments connected therewith, and (iii) compliance with the Agreement and the Exchange Requirements. If the review conducted by the Exchange determines there is underreporting, underpayment or other financial non-compliance, including the provision of Unauthorized Access to an Unauthorized Customer, then, at the Exchange's sole discretion, either the Extranet shall cause the Extranet's auditors (at the Extranet's sole expense) to conduct a review and to determine the magnitude of any adjustments of amounts previously remitted to the Exchange within ninety (90) days after notice from the Exchange, or the Exchange or its auditors shall determine the magnitude of any such adjustments. If such audit or review discloses additional underreported or underpaid amounts or other financial non-compliance, such amounts shall be remitted to the Exchange, together with applicable interest thereon at the rate of 1½ % per month. If the review or response to the Exchange's request for information shows other non-compliance, then the Extranet shall comply with the Exchange's demand for compliance. The Exchange's determination in all cases shall be deemed conclusive. The Exchange agrees that liability pursuant to this subsection for underreporting, or underpaying for shall be limited to unpaid fees by the Extranet as well as unpaid fees for any Unauthorized Access to an Unauthorized Customers, together with interest, for the three (3) years preceding the earlier of the date that the Extranet, the Extranet's auditors or the Exchange first knew that such underreporting or underpayment has occurred, if such underreporting or underpayment is solely the result of a good faith error by the Extranet.

(b) Further, if such underreporting, underpayment or other financial non-compliance is equal to or greater than five percent (5%) of the monthly invoiced amount for any audited or unaudited period referred to herein, the Extranet shall, in addition to remitting the fees and applicable interest due relative to such underreporting, underpayment or other financial non-compliance, reimburse the Exchange, for any audit, legal or administrative costs and expenses incurred to detect and rectify such underreporting, underpayment or other financial non-compliance,

provided, however, that such costs and expenses are incurred in good faith and are not unreasonable given the amount of work necessary to detect and determine the extent of, and the actual amount of, such underreporting, underpayment or other financial non-compliance.

6. Term of Agreement.

(a) The initial term of this Agreement shall commence upon the Effective Date or the date the Connection is provided and, unless the Agreement is otherwise terminated, the term shall continue until this Agreement is terminated by at least thirty (30) days prior written notice by a party hereto given to the other. Notwithstanding the foregoing, this Agreement may be terminated by:

(i) either party for a breach of this Agreement (except as set forth in Section 6(a)(ii) below), upon not less than fifteen (15) days prior written notice to the breaching party, unless, if the breach is capable of being cured, the breach is cured within the notice period;

(ii) either party, if an invoice has not been paid in full within sixty (60) days from the date of such invoice;

(iii) the Exchange, immediately, in the event that the Extranet becomes insolvent; or the Extranet makes an assignment for the benefit of creditors; or the Extranet does not pay its debts as they become due or admits its inability to pay its debts when due; or the Extranet files or has filed against it any petition under any provision of the Bankruptcy Act or an application for a receiver, trustee, or custodian is made by anyone or the Extranet becomes the subject of any proceedings of bankruptcy, insolvency, reorganization, dissolution, receivership, liquidation or arrangement, adjustment, or composition with creditors;

(iv) the Exchange, immediately (with notice where practicable), in the event that the Extranet is not permitted or not able to receive or the Exchange is prevented from disseminating the Information, or any part thereof; or any representation, warranty or certification made by the Extranet in the Agreement or in any other document furnished by Extranet is, as of the time made or furnished, false or misleading; the Extranet proceeds with a proposed action which would result in a default of its obligations or covenants under this Agreement or in a breach of any representation, warranty or certification, which is material to the Exchange for regulatory, commercial or other reasons, made by the Extranet in connection herewith, after the Exchange has notified the Extranet that such proposed action would constitute a default hereunder; the Exchange terminates for cause the Extranet's receipt of any other service or product provided by or on behalf of the Exchange; or the Exchange, in its sole discretion, determines that the Extranet Equipment or the Connection has or is likely to have an adverse impact on the operation or performance of the Exchange's network and system, the Information or market or likely to cause disproportionate harm to the Exchange's interests should termination be delayed; or

(v) the Exchange, upon not less than fifteen (15) days prior written notice, in the event that any representation, warranty or certification made by the Extranet in the Agreement or in any other document furnished by the Extranet becomes untrue or inaccurate and is not made true or accurate within the notice period.

(b) Upon termination of this Agreement, the Extranet shall cease any and all use of the Connection and the Information. The Extranet acknowledges and agrees that the exercise by the Exchange of the remedies set forth herein for failure of the Extranet to pay all Fees related to the Connection shall not be deemed or considered to be (and, to the extent permitted by applicable law, the Extranet waives any right to represent or assert that any such exercise constitutes) an act or omission or any improper denial or limitation of access to any Information or facility operated by the Exchange. The right of termination set forth herein is in addition to any other remedy at law or in equity, consistent with the Agreement, that is available to the Exchange with respect to a breach by the Extranet and is in addition to anything otherwise set forth herein. In the event of a party's default under this Agreement, the non-defaulting party shall have all rights available at law or equity, including the right of set-off. In no event shall termination by either party relieve the other party of obligations already incurred.

7. **Changes to Service**. The Extranet acknowledges and agrees that nothing in this Agreement constitutes an undertaking by the Exchange: (a) to continue the Connection, or any aspect of it, in the present form or configuration or under the current specifications or requirements; or (b) to continue to use existing communications facilities. The Exchange, in its sole discretion, may from time to time make additions to, deletions from or modifications: (i) to the Connection; (ii) to the specifications and requirements; and (iii) to the communications facilities. The Exchange shall undertake reasonable efforts to notify the Extranet of any change to the Connection (other than a minor change) prior to any such change, unless a malfunction in the Exchange's systems or network necessitates modifications on an accelerated basis or an emergency situation precludes such advance notice. Use of the Connection after any change shall constitute acceptance of the Connection, as changed. Under no circumstances shall the Exchange delay the implementation any such changes due to delays by the Extranet in implementing related changes in the Extranet's systems or networks or in the systems or networks of Customers.

8. **Requirements of Self-Regulatory Organization; Actions To Be Taken In Fulfillment of Statutory Obligations**. Extranet acknowledges that (a) the Exchange is registered with the Securities and Exchange Commission (the "SEC") as a registered national securities exchange; (b) the Exchange has a statutory obligation to protect investors and the public interest, and to ensure that quotation information supplied to investors and the public is fair and informative, and not discriminatory, fictitious or misleading; (c) Section 19(g)(1) of the Securities Exchange Act of 1934, as amended (the "Act") mandates that the Exchange, as a self-regulatory organization, comply with the Exchange Requirements; (d) the Exchange has jurisdiction over its members to enforce compliance with the Exchange Requirements; and (e) the Exchange is obligated to offer terms that are not unreasonably discriminatory between Extranets, subject to applicable Exchange Requirements. Accordingly, Extranet agrees that the Exchange, when required to do so in fulfillment of its statutory obligations, may, temporarily or permanently, unilaterally condition, modify or terminate the right of any or all individuals or entities to receive or use the Information. The Exchange shall undertake reasonable efforts to notify Extranet of any such condition, modification or termination, and Extranet shall promptly comply with any such notice within such period of time as may be determined in good faith by the Exchange to be necessary, consistent with its statutory obligations. Any person that receives such a notice shall have available to it such procedural protections as are provided to it by the Act and the applicable rules thereunder. If Extranet is a Member of the Exchange, then Extranet expressly acknowledges and

agrees that (x) this Agreement does not limit or reduce in any way Extranet's obligations and responsibilities as a member of the Exchange; (y) this Agreement does not in any way alter the procedures or standards generally applicable to disciplinary or other actions taken by the Exchange to enforce compliance with, or impose sanctions for violations of, the Exchange Requirements; and (z) the nonpayment of amounts due under this Agreement could result in the suspension or cancellation of Extranet's Exchange membership in accordance with the Exchange Requirements.

9. Force Majeure. Other than with respect to failure to make payments due, neither party shall be liable under this Agreement for delays, failures to perform, damages, losses or destruction, or malfunction of any equipment, or any consequences thereof, caused or occasioned by, or due to fire, earthquake, flood, water, the elements, labor disputes or shortages, utility curtailments, power failures, explosions, civil disturbances, government actions, shortages of equipment or supplies, unavailability of transportation, acts or omissions of third parties, or any other cause beyond its reasonable control.

10. Confidentiality.

(a) The Extranet acknowledges that the Information, the Exchange systems and networks, the Exchange's equipment and any parts thereof, and other information, both oral and written, that helps meet a regulatory purpose or business need that the Extranet's employees, officers, directors, independent consultants, (sub)contractors, and other agents (collectively, "Extranet Personnel") are provided by or through the Exchange pursuant to this Agreement are trade secrets, proprietary and unique to the Exchange ("Exchange Confidential Information"), and that copyright and patent rights of the Exchange may also exist. The Extranet, on behalf of itself and the Extranet Personnel agrees to keep confidential such Exchange Confidential Information. The Extranet further agrees to take or cause to be taken all reasonably necessary precautions to maintain the secrecy and confidentiality of such Exchange Confidential Information, and shall not disclose the same to any other third party. Upon termination of this Agreement the Extranet shall destroy or return Exchange Confidential Information to the Exchange in any tangible form whatsoever and all copies thereof.

(b) Except to the extent otherwise set forth in this Agreement, the Exchange shall keep confidential the Extranet's audited records, reports and payments and the audit findings ("Extranet Confidential Information"). The Exchange agrees to take or cause to be taken all reasonably necessary precautions to maintain the secrecy and confidentiality of such Extranet Confidential Information.

(c) Each party shall exercise the same degree of care in the protection of the confidential information as the receiving party exercises with respect to its own proprietary property and trade secrets, but in no event shall it be less than a reasonable degree of care given the nature of the confidential information. The Exchange or the Extranet may disclose confidential information: (i) to the extent demanded by a court; (ii) to the extent revealed to a government agency with regulatory jurisdiction over the Exchange or over the Extranet; (iii) in the course of fulfilling any of the Exchange's regulatory responsibilities, including responsibilities over members and associated persons under the Act; or (iv) to their and the Exchange's employees, directors, independent contractors, (sub)contracts, and other agents solely for uses consistent with the

purposes of this Agreement. Notwithstanding anything otherwise set forth in this Agreement, nothing herein shall prevent the Exchange (i) from using the audit findings without restriction to the extent the findings are used in the aggregate with other information and such aggregation does not specifically identify the Extranet; or (ii) from disclosing without restriction the Extranet Confidential Information to the Exchange's telecommunications network provider/operator on a need to know basis. The duties in this section do not apply to data, information or techniques: (1) that is lawfully within a party's possession prior to the date of the Agreement and not under a duty of non-disclosure; (2) that is voluntarily disclosed to a party by a third-party so long as a party does not know that the third-party has breached any obligation not to reveal such data, information or techniques; (3) information that is developed by a party independently of the disclosure; or (4) is generally known or revealed to the public.

11. No Lease. This Agreement is a services agreement and is not intended to and will not constitute a lease of or tenancy or other interest in any Exchange premises, Exchange equipment, CPE, or any other real or personal property.

12. Limitation of Liability.

(a) Except as may be otherwise specifically set forth herein, the Extranet and the Exchange agree that the Exchange Parties (as defined below) shall not be liable to the Extranet or to any third party for any loss of profits (anticipated or otherwise), loss of use, trading loss, loss by reason of shutdown in operation or for increased expenses of operation, or any other damages suffered, or cost and expenses incurred by the Extranet or any third party, of any nature, or from any cause whatsoever, whether direct, indirect, special, punitive, incidental, or consequential, arising out of the furnishing, performance, maintenance, or use of; or inability to use, the Information, Connection and any other services and materials furnished by or on behalf of the Exchange or the Exchange's service providers, notwithstanding that the Exchange has been advised of the possibility that damages may or will arise.

(b) THE CONNECTION, THE OTHER MATERIALS OR SERVICES FURNISHED BY OR ON BEHALF OF THE EXCHANGE ARE PROVIDED "AS IS", WITHOUT WARRANTIES OF ANY KIND, INCLUDING, BUT NOT LIMITED TO, THE IMPLIED WARRANTIES OF MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, TITLE, AND NON-INFRINGEMENT. THE ENTIRE RISK AS TO THE QUALITY AND PERFORMANCE OF THE CONNECTION, AND ANY OTHER MATERIALS OR SERVICES FURNISHED BY OR ON BEHALF OF THE EXCHANGE IS WITH THE EXTRANET. THE EXCHANGE MAKES NO REPRESENTATION OR WARRANTY THAT THE CONNECTION AND OTHER MATERIALS OR SERVICES FURNISHED BY OR ON BEHALF OF THE EXCHANGE WILL MEET THE EXTRANET'S REQUIREMENTS, BE ERROR FREE, OR OPERATE WITHOUT INTERRUPTION OR FAILURE, AND THE EXCHANGE EXPRESSLY DISCLAIMS ALL WARRANTIES OF ANY KIND, EXPRESS, IMPLIED OR STATUTORY (INCLUDING WHITEOUT LIMITATION, USE, TIMELINESS, SEQUENCE, COMPLETENESS, ACCURACY, FREEDOM FROM INTERRUPTION, AND ANY IMPLIED WARRANTIES ARISING FROM TRADE USAGE, COURSE OF DEALING, OR COURSE OF PERFORMANCE).

(c) The Extranet and the Exchange understand and agree that the pricing for the Connection reasonably reflects the allocation of risk and limitation of liability set forth in this Agreement

(d) In no event shall any claim, dispute, controversy or other matter in question be made against the Exchange by the Extranet or any individual or entity claiming by or through the Extranet later than one year after the claim, dispute, controversy, and other matter in question has arisen.

13. Indemnification.

(a) Extranet will indemnify, defend and hold the Exchange, and its members, directors, officers, employees and agents harmless from and against any and all claims arising out of or in connection with this Agreement, including, without limitation, any liability, loss or damages (including, without limitation, attorneys' fees and other expenses) caused by any inaccuracy in or omission from, Extranet's failure to furnish or to keep, or Extranet's delay in furnishing or keeping, any report or record required to be kept by Extranet hereunder.

(b) The Exchange will indemnify, defend and hold Extranet and its directors, officers, employees and agents harmless from and against any and all claims against Extranet that the Connection and any other services and materials furnished by or on behalf of the Exchange infringes the intellectual property rights or violates any property right of a third party provided that Extranet (i) provides the Exchange with prompt written notice of such claim, (ii) agrees that the Exchange shall have sole control of defense and/or settlement of such claim, and (iii) reasonably cooperates with the Exchange in the defense of such claim.

14. Notices. All notices and other communications (except for invoices) required hereunder to be in writing shall be deemed to have been duly given, (i) upon actual receipt (or date of first refusal), if and when delivered by hand or (ii) upon constructive receipt, as of the date of receipt (or date of first refusal), when sent by overnight carrier, returned receipt requested, to the address of the Extranet or the Exchange as applicable, as set forth below, or, for the Extranet, to such other person or address as the Extranet shall furnish or (iii) upon posting the notice or communication on www.MIAXOptions.com or a successor site.

All communications required to be given in writing under this Agreement shall be directed to:

*(a) If to **Extranet***

Name:______________________________

Title:______________________________

Address:______________________________

____

____

Telephone:______________________________

Fax:______________________________

Email:______________________________

*(b) If to the **Exchange**:*

Miami International Securities Exchange, LLC
7 Roszel Road
Fifth Floor
Princeton, New Jersey 08540
Phone: 609-897-7302
Fax: 609-897-2201
Attn: John Cunningham, Member Services
Email: jcunningham@MIAXOptions.com; TradingOperations@MIAXOptions.com

If an email address is provided, the Exchange may, in lieu of the above, give notice to or communicate with the Extranet by email addressed to the persons identified above or to such other email address or persons as Extranet shall hereafter specifies. By providing an email address, the Extranet agrees that any receipt received by the Exchange from the Extranet's service provider or internet computer server indicating that the email was received shall be deemed proof that the Extranet received the message. If the Extranet's recipient cannot see or printout all or any portion of the messages or notices, the Extranet must contact the Exchange at (609) 897-7302.

17. Governing Law. Any action arising out of this Agreement between the Exchange and Extranet shall be governed and construed in accordance with the internal laws (and not the law of conflicts) of the State of New York. Extranet may not assign all or any part of this Agreement without the prior written consent of the Exchange. In the event of any conflict between the terms and conditions of this Agreement and any other agreement relating to Extranet's receipt and use of Information, the terms and conditions of this Agreement will prevail. If, for any reason, one or more provisions of this Agreement is held invalid, the other provisions of the Agreement shall remain in full force and effect.

18. Survival. Section 2 (Fees), Section 3 (Use of Connection), Section 4 (Monthly Reporting), Section 5 (Customers; Audit), Section 6 (Term of Agreement), Section 10 (Confidentiality), Section 12 (Limitation of Liability), Section 13 (Indemnification), any warranties and any other provisions which by their nature are intended to survive shall survive.

19. Counterparts. This Agreement may be executed in one or more counterparts, which shall each be considered an original, but all of which together shall constitute one and the same Agreement.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the Effective Date.

EXTRANET

By:____________________________

____
Name

____
Title (must be officer)

____
Name of Firm

____
Date

MIAMI INTERNATIONAL SECURITIES EXCHANGE, LLC

By:____________________________

____
Name

____
Title

____
Date



MIAMI INTERNATIONAL SECURITIES EXCHANGE, LLC

SCHEDULE A – Extranet Information Form
(submit one per Customer)

Check One: ☐ New Service Request ☐ Addition/Deletion to Existing Service

Date of Request:____________________

Extranet Contact Information

Company Name:____

Primary Contact:______________________________ Phone: ______________

Primary Contact Email:____

Technical Contact:______________________________ Phone:______________

Technical Contact Email:____

Billing Contact:______________________________ Phone:______________

Billing Contact Email:____

Compliance Contact:______________________________ Phone:______________

Compliance Contact Email:____

Extranet Customer Contact Information

Company Name:____

Primary Contact:______________________________ Phone: ______________

Primary Contact Email:____

Technical Contact:______________________________ Phone:______________

Technical Contact Email:____

Reporting Contact:______________________________ Phone:______________

Reporting Contact Email:____

Service Description

Certification by Extranet

This Schedule A is made between MIAX and the Extranet and is governed by the Extranet Connection Agreement entered into by MIAX and the Extranet, as well as the connectivity and other access services standard terms & conditions, as applicable from time to time and available at the following webpage: www.MIAXOptions.com.

I certify that the information provided in this form is complete and accurate and complies with all terms and conditions of the Extranet Connection Agreement with Miami International Securities Exchange, LLC.

Signature:____________________ Print Name: ____________________

Title:____________________ Date: ____________________

Email:____________________ Phone:____________________